October 19, 2010

Mr. Lyn Shenk

Branch Chief

Securities and Exchange Commission

Washington, D.C.  20549

Re:                             Texas Roadhouse, Inc.

Form 10-K: For the Fiscal Year Ended December 29, 2009

Filed on February 26, 2010

File No. 000-50972

Dear Mr. Shenk:

The following responses are to the comments contained in your correspondence dated October 7, 2010 for the corporation and filing listed above.

Form 10-K for the fiscal year ended December 29, 2009 — Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Restaurant Sales, page 36

SEC Comment #1:

We note your response to our prior comment two.  However it appears that you only partially addressed our previous comment and as such we reissue our comment.  You disclose that “Comparable Restaurant Sales Growth” is a key measure that management uses to evaluate the company.  We note that the trend in this key driver has been continually decreasing in the last five fiscal years as disclosed in Selected Operating Data in Item 6 on page 36.  Specifically, the comparable restaurant sales growth went from a 5.6% growth rate to a (2.8)% decline in growth over the last five year period with the company experiencing a decline in each of the last two fiscal years.  It appears to us that you only addressed the decline in comparable restaurant sales for the past two years (2009 & 2008) based on your discussion of the worsening economic conditions particularly unemployment.  Please significantly expand your disclosure to discuss the trends associated with this key metric including the reasons for the significant decline in this performance measure during each of the last five years.  Please provide us with a copy of your intended revised disclosure.

We will expand our discussion and analysis of restaurant sales in future filings to discuss the trends associated with comparable restaurant sales growth or decline including the reasons for any significant change.

By way of example, the following reflects expanded disclosure for the periods presented in our Form 10-K for the fiscal year ended December 29, 2009 in management’s discussion and analysis of financial condition and results of operations under the restaurant sales caption.  Please note that the following is a modified version of our previous response.  We will include similar expanded disclosure in future filings as appropriate.

Restaurant sales increased by 7.2% in 2009 compared to 2008 and increased 20.3% in 2008 as compared to 2007.  The following table summarizes the key drivers of the change in restaurant sales for the 2009 and 2008 fiscal years and the key attributes of restaurants sales at company restaurants for the periods presented.  Although 2008 contains 53 weeks, for comparative purposes, 2008 average unit volumes were adjusted to a 52-week basis.

	2009	2008	2007
Increase in store weeks	11.8%	24.9%
Decrease in average unit volumes	(4.3)	(3.8)
Other	(0.3)	(0.8)
Total increase in restaurant sales	7.2%	20.3%
Company Restaurants
Store weeks	13,255	11,861	9,499
Comparable restaurant sales (decline)/growth	(2.8)%	(2.3)%	1.4%
Average unit volumes (in thousands)	$3,660	$3,823	$3,974

The increases in store weeks for both fiscal years 2009 and 2008 were primarily attributable to the opening of new restaurants and the acquisition of franchise restaurants as illustrated in the table of restaurant unit activity included in management’s discussion and analysis of financial condition and results of operations.

The decreases in average unit volumes for both fiscal years 2009 and 2008 were driven by a combination of negative comparable restaurant sales and lower year-over-year sales at newer restaurants.  For the fiscal years 2009 and 2008, comparable restaurant sales decreased 2.8% and 2.3%, respectively.  In addition to being negative in 2009 and 2008, comparable restaurant sales and average unit volumes increased at a slower rate during fiscal years 2007 and 2006 than in fiscal year 2005.  These declines were the result of lower guest traffic counts and lower increases in average guest check since 2005.  We believe the lower guest traffic counts across these periods were primarily attributable to a general softening of the overall consumer environment, consistent with the casual dining industry, as a whole, experiencing lower guest traffic counts.  During this five-year span, consumer casual dining restaurant demand was negatively impacted by increasing unemployment rates and higher menu prices resulting from inflationary pressures such as certain state minimum and tipped wage increases, along with higher gasoline prices.  We believe all of these pressures negatively impacted guest traffic counts for us, as well as the industry.

In addition to lower guest traffic counts, we have experienced declining year-over-year growth in our per person average check since fiscal year 2005 for two reasons.  First, we have implemented fewer and smaller menu price increases largely due to the general softening of the overall economy over the last four to five years.  Second, we have experienced guests shifting their selections to lower priced menu items and/or purchasing fewer alcoholic beverages over the last few years.  As a result, we have seen less year-over-year growth in our per person average check, despite the menu price increases we have implemented.

In response to decreases in comparable restaurant sales and average unit volumes driven by lower guest traffic counts and lower growth rates in our per person average check, we have focused on encouraging repeat visits by our guests by not sacrificing any operational standards relating to our quality of food and service.  We also continue to drive various localized marketing programs in order to attract new guests and increase the frequency of visits of our existing guests.  Additionally, we believe we have been conservative with menu price increases.

Combined with these strategies, we believe that as macroeconomic conditions stabilize and begin to improve, we will realize increases in our comparable restaurant sales, primarily through increased guest counts.

Liquidity and Capital Resources - Contractual Obligations, page 43

SEC Comment #2:

We note your response to our prior comment three.  However, it appears that you only partially addressed our previous comment and as such we reissue our comment.  In including interest payments on your variable rate revolving credit facility in the contractual obligations table, please expand note 1 to disclose how the revolving credit facility balance was determined for purposes of calculating the interest payments (i.e., year-end balance outstanding or weighted average balance outstanding during the year or other) and what interest rate was used and how it was determined.  Additionally, we note that you refer to a portion of you(r) revolving credit facility that is covered by interest rate swaps ($50.0 million) and a portion that is not covered by interest rate swaps ($27.0 million), however the sum of these two pieces does not sum to the total amount outstanding under your revolving credit facility of $99.0 million.  Please advise.  Please provide us with a copy of your intended revised disclosure.

Management’s Response to Comment #2:

We have revised our disclosure to expand note 1 to disclose the additional information as requested by the staff above.  For the applicable fixed rate of each interest rate swap, please refer to our discussion of our interest rate swap agreements immediately preceding our contractual obligations section in Liquidity and Capital Resources.  We have also corrected the table to properly reflect interest payments on the total amount outstanding under our revolving credit facility of $99.0 million.

The following table reflects the expanded disclosure for the fiscal year ended December 29, 2009:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt obligations	$101,030	$167	$99,391	$483	$989
Capital lease obligations	396	80	187	129	—
Interest(1)	13,642	3,318	4,238	4,107	1,979
Operating lease obligations	207,985	19,989	39,776	38,648	109,572
Capital obligations	18,461	18,461	—	—	—
Total contractual obligations (2)	$341,514	$42,015	$143,592	$43,367	$112,540

(1)          Assumes constant rate until maturity for our fixed and variable rate debt and capital lease obligations.  Uses interest rates as of December 29, 2009 for our variable rate debt.  Interest payments on our outstanding revolving credit facility balance at December 29, 2009 are calculated based on the assumption that debt relating to the interest rate swaps covering notional amounts totaling $50.0 million remains outstanding until the expiration of the respective swap arrangements.  The interest rates used in determining interest payments to be made under the interest rate swap agreements were determined by taking the applicable fixed rate of each swap plus the 0.75% margin, which was in effect as of December 29, 2009.  Additionally, we have assumed the $49.0 million in revolving credit facility borrowings not covered by interest rate swap agreements remains outstanding until the end of the 2010 fiscal year and have calculated interest payments using the weighted average interest rate of 2.36%, which was the interest rate associated with our revolving credit facility at December 29, 2009.

(2)          This amount excludes $0.1 million of unrecognized tax benefits under ASC 740 as we are unable to reasonably estimate the timing of these cash flows.

Requested Acknowledgment

Texas Roadhouse, Inc. acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (502) 515-7304 if you have any questions.

Sincerely,

/s/ Scott M. Colosi
Chief Financial Officer

Copy to:                          Aamira Chaudhry

Joe Foti